May 30, 2008
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549
Re:	Harman International Industries, Incorporated
Annual Report on Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007, File No. 1-09764
Form 10-Q for the quarter ended September 30, 2007
Filed November 9, 2007
Dear Mr. Spirgel:
I am writing with an additional response to your letter dated March 10, 2008 containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings. Harman International’s original response, dated March 20, 2008, is attached as Exhibit A for your convenience.
I have included the text of the Staff’s comment preceding Harman International’s additional response.
Form 10-Q, for the Quarter Ended September 30, 2007
Note 15. Subsequent Events
1.	We note your discussion of the Termination and Settlement Agreement here and in your Form 8-K filed on October 25, 2007. In your future filings’ MD&A, please expand such discussion to highlight management’s reasons for entering into the Termination Agreement. Provide more insight as to why management believed the concurrent debt offering was a satisfactory alternative to the company’s potential claims and rights under the Merger Agreement. Discuss how the failed merger affects the company’s future plans. In this regard, discuss whether the company has plans to pursue another merger or to resume its restructuring program.
Response: As mentioned in the original response letter, Harman International agreed to comply with the Staff’s comment in its next Form 10-Q filing. In its Form 10-Q filed on May 12, 2008, Harman International included disclosure in response to the Staff’s

Mr. Larry Spirgel
May 30, 2008

comment on page 25. In addition, Harman International included disclosure throughout the Form 10-Q regarding its ongoing restructuring program, including on pages 23 and 34. In preparing the Form 10-Q, Harman International consulted with outside counsel regarding its disclosure in response to the Staff’s March 10th letter, including Harman International’s plans with respect to another merger transaction.
Based on the advice of counsel, Harman International does not believe it is appropriate at this time to discuss in filings made with the Commission whether it plans to pursue another merger. With regard to prospective business combination transactions, Harman International is aware of the materiality analysis discussed by the United States Supreme Court in Basic v. Levinson, 485 U.S. 224 (1988), and the Commission’s interpretive guidance regarding preliminary merger negotiations in Release No. 33-6835. In future filings, Harman International will discuss its plans to pursue mergers and any specific merger as required by the Basic case and Commission rules. I believe that in its most recent Form 10-Q filing that Harman International responded fully to the other matters raised by the Staff’s March 10th letter.
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If you have any questions regarding the foregoing, please do not hesitate to contact me at (818) 895-5724, or by facsimile at (818) 920-0677.
Very truly yours,
/s/ Edwin C. Summers
Edwin C. Summers
Vice President, General Counsel and Secretary
cc:	Dinesh Paliwal, Harman International Kevin Brown, Harman International James O’Bannon, Jones Day Charles Haag, Jones Day

Exhibit A
[Harman Letterhead]
March 20, 2008
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3720
Washington, D.C. 20549

Re:	Harman International Industries, Incorporated
Annual Report on Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007, File No. 1-09764
Form 10-Q for the quarter ended September 30, 2007
Filed November 9, 2007

Dear Mr. Spirgel:
I am writing to respond to your letter dated March 10, 2008 containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced filings.
I have included the text of the Staff’s comment preceding Harman International’s response. Set forth below is Harman International’s response to the comment presented in your letter.
Form 10-Q, for the Quarter Ended September 30, 2007
Note 15. Subsequent Events
1.	We note your discussion of the Termination and Settlement Agreement here and in your Form 8-K filed on October 25, 2007. In your future filings’ MD&A, please expand such discussion to highlight management’s reasons for entering into the Termination Agreement. Provide more insight as to why management believed the concurrent debt offering was a satisfactory alternative to the company’s potential claims and rights under the Merger Agreement. Discuss how the failed merger affects the company’s future plans. In this regard, discuss whether the company has plans to pursue another merger or to resume its restructuring program.
Response: Harman International notes the Staff’s comment and intends to comply in its next Form 10-Q filing.
* * * * * * *

Mr. Larry Spirgel
 March 20, 2008

If you have any questions regarding the foregoing, please do not hesitate to contact me at (818) 895-5724, or by facsimile at (818) 920-0677.
Very truly yours,
/s/ Edwin C. Summers
Edwin C. Summers
Vice President, General Counsel and Secretary

cc:	Dinesh Paliwal, Harman International Kevin Brown, Harman International Charles Haag, Jones Day James O’Bannon, Jones Day John Mendonca, KPMG